SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (Amendment No. 7)



                             NINE WEST GROUP INC.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                 65440D 10 2
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                                (CUSIP Number)

                                Joel K. Bedol
                 Executive Vice President and General Counsel
                             Nine West Group Inc.
                               Nine West Plaza
                           1129 Westchester Avenue
                           White Plains, NY  10604
                         Telephone:  (914)  640-4386
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 2, 1999
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           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box [_].


                         (Continued on following pages)

                              (Page 1 of 8 pages)


__________

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

________________________                          ____________________________
CUSIP NO.  65440D 10 2         SCHEDULE 13D           PAGE 2 OF 8 PAGES
________________________                          ____________________________
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Jerome Fisher
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)[   ]
                                                                  (B)[ X ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
          Not applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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               | 7    SOLE VOTING POWER     0
NUMBER OF      |--------------------------------------------------------------
SHARES         | 8    SHARED VOTING POWER     7,246,487
BENEFICIALLY   |--------------------------------------------------------------
OWNED BY EACH  | 9    SOLE DISPOSITIVE POWER     262,497
REPORTING      |--------------------------------------------------------------
PERSON WITH    | 10   SHARED DISPOSITIVE POWER     2,359,787
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,622,284
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%
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14   TYPE OF REPORTING PERSON
          IN
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________________________                          ____________________________
CUSIP NO.  65440D 10 2         SCHEDULE 13D           PAGE 3 OF 8 PAGES
________________________                          ____________________________
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Vincent Camuto
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)[   ]
                                                                  (B)[ X ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
          Not applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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               | 7    SOLE VOTING POWER     0
NUMBER OF      |--------------------------------------------------------------
SHARES         | 8    SHARED VOTING POWER     7,246,487
BENEFICIALLY   |--------------------------------------------------------------
OWNED BY EACH  | 9    SOLE DISPOSITIVE POWER     4,624,203
REPORTING      |--------------------------------------------------------------
PERSON WITH    | 10   SHARED DISPOSITIVE POWER     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,624,203
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.5%
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14   TYPE OF REPORTING PERSON
          IN
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________________________                          ____________________________
CUSIP NO.  65440D 10 2         SCHEDULE 13D           PAGE 4 OF 8 PAGES
________________________                          ____________________________
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Anne Fisher
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)[   ]
                                                                  (B)[ X ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
          Not applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                               [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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               | 7    SOLE VOTING POWER     0
NUMBER OF      |--------------------------------------------------------------
SHARES         | 8    SHARED VOTING POWER     7,246,487
BENEFICIALLY   |--------------------------------------------------------------
OWNED BY EACH  | 9    SOLE DISPOSITIVE POWER     0
REPORTING      |--------------------------------------------------------------
PERSON WITH    | 10   SHARED DISPOSITIVE POWER     2,359,787
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,359,787
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.9%
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14   TYPE OF REPORTING PERSON
          IN
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ITEM 1.  SECURITY AND ISSUER.

     Title and class of equity securities:

          Common stock, par value $.01 per share, of Nine West Group Inc. (the "Common Stock")

          Name and address of principal executive offices of the issuer:

               Nine West Group Inc.
               Nine West Plaza
               1129 Westchester Avenue
               White Plains, New York 10604-3529

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Jerome Fisher, Anne Fisher and Vincent Camuto

(b)  Business address of Jerome Fisher and Vincent Camuto:

          Nine West Group Inc.
          Nine West Plaza
          1129 Westchester Avenue
          White Plains, New York 10604-3529

     Residence address of Anne Fisher:

          334 North Woods Road
          Palm Beach, Florida 33480

(c) Jerome Fisher is Chairman of the Board and a director of Nine West Group Inc., a Delaware corporation (the "Company"); Vincent Camuto is Chief Executive Officer and a director of the Company; and Anne Fisher is the wife of, and shares the same principal residence as, Jerome Fisher. The principal business of the Company is the design, development and marketing of women's footwear.

(d) None of Jerome Fisher, Anne Fisher or Vincent Camuto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Jerome Fisher, Anne Fisher or Vincent Camuto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Jerome Fisher, Anne Fisher and Vincent Camuto are each citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

                              (Page 5 of 8 Pages)


ITEM 4. PURPOSE OF TRANSACTION

     On March 2, 1999, the Company, Jones Apparel Group, Inc., a Pennsylvania corporation ("Parent"), and Jill Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), upon and subject to the terms and conditions of which the Company will be merged (the "Merger") with Merger Sub and the surviving corporation will be Merger Sub. In the Merger, each issued and outstanding share of the Common Stock, other than shares owned by Parent, the Company or Merger Sub, will be converted into the right to receive $13.00 in cash and a number of shares of common stock of Parent (the "Parent Common Stock") equal to the Exchange Ratio. The "Exchange Ratio" will be (i) .5011 if the average price of the Parent Common Stock for a 15-day period prior to the Closing (the "Parent Stock Price") is greater than or equal to $24.00 and less than or equal to $34.00; (ii) equal to $12.00 divided by the Parent Stock Price if the Parent Stock Price is greater than or equal to $21.00 and less than $24.00; (iii) .5714 if the Parent Stock Price is less than $21.00; (iv) equal to $17.00 divided by the Parent Stock Price if the Parent Stock Price is greater than $34.00 and less than or equal to $36.00; and (v) .4722 if the Parent Stock Price is greater than $36.00. The Merger Agreement is attached hereto as Exhibit 7.1 and is incorporated herein by reference.

     Except as described above or in Item 6 below, none of Jerome Fisher, Anne Fisher or Vincent Camuto currently has any plans or proposals which would result in any of the actions enumerated in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Jerome Fisher and Anne Fisher, as joint tenants, beneficially own 2,359,787 shares of Common Stock, which currently represents 6.9% of the issued and outstanding shares of Common Stock. Jerome Fisher also beneficially owns 262,497 shares of Common Stock, which currently represents 0.8% of the issued and outstanding shares of Common Stock, including 261,666 shares of Common Stock which are issuable pursuant to the exercise of stock options, which represents 0.8% of the issued and outstanding shares of Common Stock.

     Vincent Camuto beneficially owns 4,624,203 shares of Common Stock, which currently represents 13.5% of the issued and outstanding shares of Common Stock, including 308,566 shares which are issuable pursuant to the exercise of stock options, which represents 0.9% of the issued and outstanding shares of Common Stock.

(b) Jerome Fisher, Anne Fisher and Vincent Camuto have shared voting power with respect to 7,246,487 shares of Common Stock.

     Jerome Fisher and Anne Fisher have shared dispositive power with respect to 2,359,787 shares of Common Stock. Jerome Fisher has sole dispositive power with respect to 262,497 shares of Common Stock.

     Vincent Camuto has sole dispositive power with respect to 4,624,203 shares of Common Stock.

(c) On February 9, 1999, 2,359,787 shares were transferred from the Jerome Fisher 1998 Irrevocable Trust to Jerome Fisher and Anne Fisher, as joint tenants with right of survivorship.

(d) and (e)    Not applicable.


                             (Page 6 of  8 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Stockholder Agreement, dated as of March 1, 1999, among Vincent Camuto, Jerome Fisher and Parent, Vincent Camuto and Jerome Fisher have agreed, among other things, (i) to vote their shares of Common Stock in favor of the Merger, (ii) to vote their shares of Common Stock against (A) certain other business combination transactions and (B) any amendment of the Company's certificate of incorporation or bylaws or other proposal that would reasonably be expected to prevent or materially impede or delay the consummation of the Merger, (iii) to grant an irrevocable proxy to Merger Sub, the President and Treasurer of Merger Sub and the Secretary of Merger Sub to vote their shares in accordance with the Stockholder Agreement and (iv) not to sell, offer for sale, transfer, tender, pledge, encumber, assign or otherwise dispose of their shares of Common Stock, subject to certain exceptions. The Stockholder Agreement is attached hereto as Exhibit 7.2 and is incorporated herein by reference.

     The Company, Jerome Fisher and Vincent Camuto have entered into a Shareholders Agreement pursuant to which each of Mr. Fisher and Mr. Camuto agreed to vote all of his shares of Common Stock for the other's nominee (which nominee may be himself) as director in one class of directors of the Company in all elections for such class. If either Mr. Fisher or Mr. Camuto desire a second nominee, then each will vote all of his shares of Common Stock for the other's second nominee as director in one class of directors of the Company in all elections for such class.

     In addition, the Shareholders Agreement provides that each of Mr. Fisher and Mr. Camuto has granted to the Company and each other rights of first refusal with respect to any sale of 5% or more of the Company's outstanding Common Stock, except sales in a registered public offering or made under Rule 144 promulgated under the Securities Act. Mr. Fisher and Mr. Camuto have agreed that in the event either of them desires to purchase additional shares of Common Stock, the other shall have the right to purchase up to 50% of the shares to be purchased by the other, at the same price, on the same terms and at the same time.

     The Shareholders Agreement also provides that at all meetings of stockholders of the Company, all of the shares of Common Stock held by Mr. Fisher and Mr. Camuto will be voted in such a manner that if either Mr. Camuto or Mr. Fisher is not in favor of the action to be taken, all of their shares will be voted against the proposed action or, in the case of the election of directors other than directors nominated by either of them, in a manner to ensure that an equal number of directors will be persons satisfactory to each of them. Messers. Fisher and Camuto agreed to take all actions to increase or decrease the size of the Board of Directors as may be necessary or appropriate to carry out such intention.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  (1) Agreement and Plan of Merger, dated as of March 1, 1999, among Jones Apparel Group, Inc., Nine West Group Inc. and Jill Acquisition Sub Inc.*
  (2) Stockholder Agreement, dated as of March 1, 1999, among Jones Apparel Group, Inc., Vincent Camuto and Jerome Fisher.*
  (3) Shareholders Agreement, dated as of April 29, 1992, among Nine West Group Inc., Vincent Camuto and Jerome Fisher, as amended by Amendment No. 1 thereto dated as of December 30, 1992 and Amendment No. 2 thereto dated as of December 31, 1993.**
  (4) Joinder of Anne Fisher to Stockholder Agreement dated as of March 1, 1999 referenced in Item 7 (2) above.
  _____________
  * Incorporated by reference from Nine West Group Inc.'s Current Report on Form 8-K as filed on March 3, 1999.
  ** Incorporated by reference from Nine West Group Inc.'s Schedule 13D, as filed on February 16, 1993 and Amendment No. 2 thereto as filed on January 4, 1994.

                             (Page 7 of 8 Pages)


                                  SIGNATURES

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1999

                                   *Jerome Fisher
                                   ----------------------------------------
                                   (Signature)


                                   Jerome Fisher/Chairman of the Board
                                   ----------------------------------------
                                   (Name/Title)


                                   *Vincent Camuto
                                   ----------------------------------------
                                   (Signature)


                                   Vincent Camuto/Chief Executive Officer
                                   ----------------------------------------
                                   (Name/Title)


                                   * Anne Fisher
                                   ----------------------------------------
                                   (Signature)


                                   Anne Fisher
                                   ----------------------------------------
                                   (Name/Title)


                                   By:  /s/ Joel K. Bedol
                                      -------------------------------------
                                           Joel K. Bedol
                                           Attorney-in-Fact



*A power of attorney granted by each of Jerome Fisher and Vincent Camuto is incorporated herein by reference to the Schedule 13D. A power of attorney granted by Anne Fisher is incorporated herein by reference to Amendment No. 2 to the Schedule 13D.

                              (Page 8 of 8 Pages)


                                  EXHIBIT INDEX



     Exhibit No                         Description
     ----------                         -----------
     7.1 Agreement and Plan of Merger, dated as of March 1, 1999, among Jones Apparel Group, Inc., Nine West Group Inc. and Jill Acquisition Sub Inc.*

     7.2 Stockholder Agreement, dated as of March 1, 1999, among Jones Apparel Group, Inc., Vincent Camuto and Jerome Fisher.*

     7.3 Shareholders Agreement, dated as of April 29, 1992, among Nine West Group Inc., Vincent Camuto and Jerome Fisher, as amended by Amendment No. 1 thereto dated as of December 30, 1992 and Amendment No. 2 thereto dated as of December 31, 1993.**

     7.4 Joinder of Anne Fisher to Stockholder Agreement dated as of March 1, 1999 referenced as Exhibit 7.2 above.
_____________
* Incorporated by reference from Nine West Group Inc.'s Current Report on Form 8-K as filed on March 3, 1999.
** Incorporated by reference from Nine West Group Inc.'s Schedule 13D, as filed on February 16, 1993 and Amendment No. 2 thereto as filed on January 4, 1994.